Exhibit 4.24

MEMORANDUM OF AGREEMENT	SALEFORM 2012 Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships

Dated: 30th December, 2020

Knutsen Shuttle Tankers 19 AS (Name of sellers) Performance to be Guaranteed by KNOT Offshore Partners LP as per performance guarantee, hereinafter called the "Sellers", have agreed to sell, and

MI-DAS LINE S.A. (Name of buyers) Performance to be Guaranteed by Doun Kisen Co. Ltd as per performance guarantee, hereinafter called the "Buyers", have agreed to buy:

Name of vessel: Raquel Knutsen

IMO Number: 9685396

Classification Society: Det Norske Veritas

Class Notation: COSCO(ZHOUSHAN) Shipyard Co., Ltd. Zhoushan, Zhejiang, P.R.C

Year of Build: 2015

Builder/Yard: +1A1, "tanker for oil ESP", PLUS,CSR, E0, DYNPOS-AUTR, ESV-DP(HIL), OPP-F, BOW LOADING,SPM, F-AMC,NAUT-AW,HELIDK-SH,T-MON,VCS-2,PSPC(B),BIS,BWT-T,CLEAN DESIGN,COMF V(3)C(3),CSA-FLS2,CCO

Flag: Malta

Place of Registration: Valletta

GT/NT: 83,936/46,174

hereinafter called the "Vessel", on the following terms and conditions:

Definitions

"Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and Tokyo, New York, Valletta and Oslo (add additional jurisdictions as appropriate).

"Buyers' Nominated Flag State" means Malta (state flag state).

"Class" means the class notation referred to above.

"Classification Society" means the Society referred to above.

~~"Deposit" shall have the meaning given in Clause 2 (Deposit).~~

~~"Deposit Holder" mans(state name and location of Deposit Holder) or, if left blank, the Sellers' Bank, which shall hold and release the Deposit in accordance with this Agreement.~~

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, email or telefax.

"Parties" means the Sellers and the Buyers.

"Purchase Price" means the price for the Vessel as stated in Clause 1 (Purchase Price).

Copyright © 2012 Norwegian Shipbrokers' Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers' Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

"Sellers' Account" means DNB Bank ASA, NO-0021 Oslo / SWIFT: DNBANOKKXXX / USD-Acc.: NO16 1250 0494 415 (state details of bank account) at the Sellers' Bank.

"Sellers' Bank" means DNB Bank ASA, NO-0021 Oslo (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.

"BBCP" means Bareboat Charter Party dated on the same date as the MOA agreed between Knutsen Shuttle Tankers 19 AS and MI-DAS LINE, S.A., together with any addenda thereto.

"Charterer" means charterer as per BBCP dated on the same date as the MOA.

"Owner" means owner as per BBCP dated on the same date as the MOA.

1.Purchase Price

The Purchase Price is USD94,300,000 (United States Dollars ninety four million three hundred thousand only) (state currency and amount both in words and figures).

~~2.Deposit~~

~~As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of                             % (                     per cent) or, if left blank, 10% (ten per cent), of the Purchase Price (the “Deposit”) in an interest bearing account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:~~

~~(i)~~	~~this Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and~~
~~(ii)~~	~~the Deposit Holder has confirmed in writing to the Parties that the account has been opened.~~

~~The Deposit shall be released in accordance with joint written instructions of the Parties. Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.~~

3.Payment

On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):

~~(i) the Deposit shall be released to the Sellers; and~~

~~(ii) the balance of t~~ The Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be remitted by the Buyers to the Sellers' Bank by an interbank swift message (SWIFT MT 103) not later than two (2) Banking Days prior to the expected date of delivery of the Vessel, accompanied by an interbank swift message (SWIFT MT 199) confirming that the Purchase Price is to be held by the Sellers' Bank on suspense (such SWIFT MT 199 to be agreed between the Buyers and the Sellers not less than five (5) Banking Days prior to expected date of delivery of the Vessel. The said Purchase Price shall be unconditionally released/paid to the Sellers by the Sellers' presentation to the Sellers' Bank of either an original or ~~fax copy~~pdf or photocopy of "Protocol of Delivery and Acceptance" in respect of the Vessel duly signed by both the Sellers' and the Buyers' authorized representatives only. ~~paid in full free of bank charges to the Sellers' Account.~~

4.Inspection

(a)*

The Buyers have inspected and accepted the Vessel's classification records online and have waived physical . ~~The Buyers have also inspected the Vessel at/in                  (state place) on                   (state date) and have accepted the Vessel following this~~ inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

~~(b)*~~	~~The Buyers shall have the right to inspect to inspect the Vessel’s classification records and declare whether same are accepted or not within~~ N/A ~~(state date/period)~~.

Copyright © 2012 Norwegian Shipbrokers' Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers' Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

~~The Sellers shall make the Vessel available for inspection at/in                                                      (state place/range) within (state date/period).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

~~During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers.~~

~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy-two (72) hours after completion of such inspection or after the date/last day of the period stated in Clause 4(b)(ii), whichever is earlier.~~

~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel’s classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement sha1l be null and void.~~

*4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.

5.Time and place of delivery and notices

(a)

The Vessel shall be delivered and taken over ~~safely afloat at a safe and accessible berth or anchorage at/in~~ worldwide in one safe port/anchorage or at sea in the Sellers' option (state place/range) in the Sellers' option. Delivery port to be free of any sales tax, duties whatsoever nature.

Notice of Readiness shall not be tendered before: 1st December, 2020 (date)

Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a)(iii) and 14): 25th January, 2021

(b)

The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with twenty (20), ten (10), five (5) and three (3) days' notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.

When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c)

If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in Clause 5(a).

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

(d)

Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers' Default) for the Vessel not being ready by the original Cancelling Date.

(e)

Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null

Copyright © 2012 Norwegian Shipbrokers' Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers' Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

and void.

~~6.Divers Inspection / Drydocking~~

~~(a)*(i) The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. Such option shall be declared latest nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement. The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be-carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers' representative(s) shall have the right to be present at the diver's inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be  extended by the additional time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.~~

~~(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society's attendance.~~

~~Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.~~

~~(iii) If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days.~~

~~(b)*~~

~~The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Seller’s cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees. The Sellers shall also pay for these costs and expenses if parts of the tailshaft system are condemned or found defective or broken so as to affect the Vessel’s class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~

~~(c)~~	~~If the Vessel is drydocked pursuant to Clause 6 (a)(ii) or 6 (b) above:~~

Copyright © 2012 Norwegian Shipbrokers' Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers' Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

~~(i) The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers' cost and expense to the satisfaction of Classification Seciety without condition/recommendation**.~~

~~(ii) The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel’s class, in which case the Sellers shall pay these costs and expenses.~~

~~(iii) The Buyers’ representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.~~

~~(iv) The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Sellers’ or the Classification Society surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk, cost and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Seller’s work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or  not.~~

~~*6 (a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 (a) shall apply.~~

~~**Notes or memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~

7.Spares, bunkers and other items

~~The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers’ account. The sellers are not required to replace spare parts including spare tail end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.~~

~~Library and forms exclusively for use in the Sellers’ vessel(s) and captain’s, officers’ and crew’s personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items:            (include list)~~

~~Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sales without compensation~~:         ~~(include list)~~

Items on board at the time of ~~inspection~~delivery which are on hire or owned by third parties, ~~not listed above~~, shall remain with~~be replaced or procured by~~ the Sellers ~~prior to delivery at their cost and expense. The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay either:~~

Any remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and spare parts shall remain the property of the Sellers.

~~(a)*~~	~~the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or~~

Copyright © 2012 Norwegian Shipbrokers' Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers' Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

~~(b)*    the current net market  price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port,~~

~~For the quantities taken over.~~

~~Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.~~

~~“inspection” in this clause 7, shall mean the Buyers’ inspection according to clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date this Agreement shall be the relevant date.~~

~~*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.~~

8.        Documentation

The place of closing: to be mutually agreed

(a)       In exchange for payment of the Purchase Price the Sellers shall provide the Buyers with the ~~following~~ delivery documents that shall be listed in an addendum to this agreement, namely "Addendum No.1:list of delivery documents".~~:~~

~~(i)  Legal Bill(s) of Sale in a form recordable in the Buyers’ Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers’ Nominated Flag State;~~

~~(ii)  Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;~~

~~(iii) Power of Attorney of the Seller appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalized or apostilled (as appropriate);~~

~~(iv) Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers' ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;~~

~~(v) Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;~~

~~(vi) Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or , in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Seller to effect deletion from the Vessel’s registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks the Purchase Price has been paid and the Vessel has been delivered;~~

~~(vii) A copy of the Vessel’s Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel’s registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel’s registry;~~

~~(viii) Commercial Invoice for the Vessel;~~

~~(ix) Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~

~~(x) A copy of the Sellers’ letter to their satellite communication provider can cancelling the Vessel’s communications contract which is to be send immediately after delivery of the Vessel;~~

Copyright © 2012 Norwegian Shipbrokers' Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers' Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

~~(xi)  Any additional document as may reasonably be required by the competent authorities of the Buyers' Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and~~

~~(xii) The Sellers' letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~

(b)       At the time of delivery the Buyers shall provide the Sellers with~~:~~ the delivery documents that shall be listed in an addendum to this Agreement, namely "Addendum No.1:list of delivery documents".

~~(i) Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Arrangement; and~~

~~(ii) Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).~~

(c)       If any of the documents referred to~~listed in Sub clauses (a) and (b)~~ above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

~~(d)      The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in sub clause (a) and stub clause (b) above for review and comment by the other party not later than                  (state number of days), or if left blank, nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers Pursuant to Clause 5(b) of this Agreement.~~

~~(e)       Concurrent with the exchange of documents in sub clause (a) and sub clause (b) above, the Sellers shall also hand to the Buyers the Classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.~~

~~(f)       Other technical documentation which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers have the right to take copies of same.~~

~~(g)      The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.~~

9.        Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from ~~all charters,~~ encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.      Taxes, fees and expenses

Any taxes, fees and expenses in connection with the purchase and registration in the Buyers' Nominated Flag State shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.      Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as is, where is at the delivery, notwithstanding any term or condition to the contrary in this Agreement. ~~she was at the time of inspection, fair wear and tear excepted.~~

~~The Charterers shall maintain the Vessel pursuant to BBCP clause 10.~~

Copyright © 2012 Norwegian Shipbrokers' Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers' Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

~~However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel’s class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation* by the Classification Society or the relevant authorities at the time if delivery.~~

~~“Inspection” in this clause 11, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreements shall be the relevant date.~~

~~*Notes and memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~

12.      Name/markings

~~Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.~~

13.      Buyers' default

~~Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.~~

Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreements~~, in which case the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together  with interest.~~

14.      Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel.  ~~In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.~~

~~Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their lots and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyer cancel this Agreement.~~

~~15.      Buyers' representatives~~

~~After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place too (2) representatives on board the Vessel at their sole risk and expense.~~

~~These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers’ representative shall sign the Sellers’ P&I Club’s standard letter of indemnity prior to their embarkation.~~

16.      Law and Arbitration

(a)*    This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

Copyright © 2012 Norwegian Shipbrokers' Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers' Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

~~(b)*~~

~~This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may ne entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$ 100,000 the arbitration shall ne conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~

~~(c)~~

~~This Agreement shall be governed by and construed in accordance with the laws of             (state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at (state place), subject to the procedures applicable there.~~

*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16(a) shall apply.

17Notices

All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as follows:

For the Buyers: MI-DAS LINE S.A., Panama : Vallarino Building, 3rd Floor, 52nd and Elvira Mendez Street, Panama City, Republic of Panama, c/o Doun Kisen Co., Ltd, 1307-8 Koh Goh Namikata-cho, Imabari-city, Ehime-pref, Japan

Att: ~~Mr.~~ Takeomi Yagi / Tel: +81-898-41-7733, Fax: +81-898-41-6011, E-mail: sale-purchase@doun.co.jp

For the Sellers: øystein Emberland, Chief Financial Officer (CFO) / Knutsen NYK Offshore Tankers AS Smedasundet 40, P.O.Box 2017, 5504 Haugesund, Norway, Tel: +47 52 70 40 13, Cel: +47 95 20 05 14, E-mail: oem@knotgroup.com

18.Entire Agreement

The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.

Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.

Copyright © 2012 Norwegian Shipbrokers' Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers' Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

19.Confidentiality

This Agreement and all details contained therein are to be kept strictly private and confidential by the Parties.

20.~~The Buyers (as the Owner) and the Sellers (as the Charterer) have entered into BBCP on the date of delivery of the Vessel, whereunder the Vessel is chartered to the Charterer as from delivery under this Agreement for such period and on such terms and conditions which are particularly described in the BBCP~~. This agreement is subject to the parties entering into the Barecon 2001 on terms to be agreed. The Barecon 2001 for the chartering back of the Vessel shall form an integral part of this Agreement. Should the parties for any reason whatsoever not enter into the Barecon 2001, or if the said Barecon 2001 does not become effective or become null and void prior to delivery of the Vessel, this Agreement shall terminate and become null and void and neither party shall have any claims of whatsoever nature against the other in respect of this Agreement or otherwise.

For and on behalf of the Sellers	For and on behalf of the Buyers

\s\ øystein Emberland	\s\ Genji Ohkouchi
Name: øystein Emberland	Name: Genji Ohkouchi
Title: Attorney-In-Fact	Title: President

Copyright © 2012 Norwegian Shipbrokers' Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers' Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

ADDENDUM NO. 1

to the

MEMORANDUM OF AGREEMENT

Dated 30th December, 2020,

made between

Knutsen Shuttle Tankers 19 AS

and

MI-DAS LINE, S.A.

regarding

M/T “RAQUEL KNUTSEN”

THIS ADDENDUM is made on 14th of January, 2021, between Knutsen Shuttle Tankers 19 AS (the “Sellers”) and MI-DAS LINE, S.A. (the “Buyers”) to the memorandum of agreement dated 30th of December, 2020 (the “MOA”) made between the Sellers and the Buyers regarding the motor tanker named “RAQUEL KNUTSEN” (the “Vessel”) and built by COSCO (ZHOUSHAN) Shipyard co., Ltd. Zhoshan, Zhejiang, P.R.C. (the “Shipyard”) under IMO No. 9685396.

WHEREAS the Sellers have sold the Vessel to the Buyers under the MOA and NOW THEREFORE it is hereby mutually agreed between the Sellers and the Buyers, that the definition of “Seller’s Account” in the MoA shall be amended to read as follows:

“SMBC New York”

and;

the definition of “Seller’s Account” shall be amended to read as follows:

means SMBC New York / SWIFT: SMBCUS33, Account: SMBCGB2L SMBC Bank International plc, Account 584354 at the Seller's Bank.

Further and in addition to the documents mentioned in Clause 8 of the MOA, the following documents shall be exchanged at the time of delivery:

I.	The Sellers shall provide the Buyers with the following documents upon or prior to the delivery of the Vessel to the Buyers:
1.	Certificate of Ownership and Non-Encumbrances from the competent authorities dated the day of delivery of the Vessel;
2.	Two (2) originals of the Protocol of Delivery and Acceptance under the MOA;
3.	One (1) certified true photocopy of the certificate of registration listing the Directors of the Company dated by the registry in which the company is incorporated dated not more than 20 (twenty) Banking Days prior to delivery;
4.	One (1) certified true copy of the Minutes of meeting of the Sellers' board of directors, confirming and recording (i) the approval and authorization of the sale of the Vessel to the Buyers, (ii) the execution of all documents in connection therewith, and (iii) the granting of a respective power of attorney;
5.	One (1) certified true photocopy of Sellers' Articles of Association (Originals are in Norwegian, will be an in house translation).
6.	One (1) original Power of Attorney of the Sellers, duly notarized, confirming the authority of the person(s) acting on behalf of the Sellers to sign and execute the Bill of Sale, the Protocol of Delivery and Acceptance and all other documents required in connection with the sale of the Vessel to the Buyers and generally to act on behalf of the Sellers in connection with the delivery of the Vessel and the release of the deposit to be paid by the Buyers under the MOA;

7.	Two (2) originals of a legal Bill of Sale in a British 10A Form warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or taxes or claims whatsoever, duly notarized (only if required by the Malta Ship Registry), pursuant to which ownership title to the Vessel is transferred from the Sellers to the Buyers;
8.	Two (2) originals of a commercial invoice for the Vessel incorporating the particulars of the Vessel of the date of delivery to the Buyers, duly executed by the Sellers;
9.	Any such additional documents as may reasonably be required by competent ship register or maritime authorities of the Nominated Flag State for the purpose of registration of the Vessel.
II.	The Buyers shall provide the Sellers the following documents upon or prior to the delivery of the Vessel:
1.	One (1) original Power of Attorney, duly notarized and legalized, confirming the authority of the person(s) to represent the Buyers in connection with the purchase and the delivery and acceptance of the Vessel, to sign and execute all documents required in connection with the purchase of the Vessel, to authorise the payment of the purchase price and all other amounts to be paid by the Buyers in accordance with the MOA, and generally to act on behalf of the Buyers in connection with the purchase and delivery of the Vessel;
2.	One (1) certified true copy of the Minutes of meeting of the Buyers' board of directors, duly certified by the secretary or other authorised authorization of the purchase of the Vessel, (ii) the execution of all documents in connection therewith, and (iii) the granting of a respective power of attorney;

3.

One (1) certified true copy of Buyers' Articles of Incorporation certified as true copy by a Director of the Buyers, and certified true photocopy of Certificate of Good Standing showing the names of the Directors of the Buyers and not older than 30 (thirty) Banking Days prior to the date of Delivery of the Vessel.

Prior to delivery, and when requested by the Buyers, the Sellers shall authorise the vessel’s Classification Society to confirm directly by fax to the maritime authorities of the Nominated Flag State certain matters concerning the Vessel’s class and the validity of its safety certificates, in order to facilitate the Buyers with the Vessel’s registration formalities.

All documents shall be in the English language or accompanied by translation into English.

Whenever apostilles are required, if any, pursuant to the terms of the MOA including any addenda thereto, the Parties shall accept electronic apostilles which have been issued in accordance with the Apostille Convention.

Drafts/copies of executed delivery documents to be forwarded to the opposite party by e-mail or fax in good time prior to delivery, as far as reasonably possible.

All other terms, conditions and exceptions of the MOA shall remain in full force and effect.

For the Sellers:		For the Buyers:
Knutsen Shuttle Tankers 19 AS		MI-DAS LINE, S.A.

\s\ øystein Emberland		\s\ Genji Ohkouchi

By:	øystein Emberland	By:	Genji Ohkouchi
Title:	CFO/ATTORNEY-IN-FACT	Title:	President